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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange
                            Act of 1934, as amended.

                                                  Commission File Number: 0-3713

                         NATIONAL COMPUTER SYSTEMS, INC.
           -----------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                            11000 PRAIRIE LAKES DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 829-3000
           -----------------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
            RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK
        -----------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE
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             (Titles of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

                  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

              Rule 12g-4(a)(1)(i)  /x/           Rule 12h-3(b)(1)(ii)  / /
              Rule 12g-4(a)(1)(ii) / /           Rule 12h-3(b)(2)(i)   / /
              Rule 12g-4(a)(2)(i)  / /           Rule 12h-3(b)(2)(ii)  / /
              Rule 12g-4(a)(2)(ii) / /           Rule 15d-6            / /
              Rule 12h-3(b)(1)(i)  /x/

                  Approximate number of holders of record as of the certificate or notice date: 1

                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, National Computer Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 20, 2000

                                 NATIONAL COMPUTER SYSTEMS, INC.


                                 By:  /s/ J. W. Fenton, Jr.
                                      -----------------------------
                                      Name:  J.W. Fenton, Jr.
                                      Title:  Secretary-Treasurer